UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lafayette Square USA, Inc.

(Name of Issuer)

common stock, par value $0.001 per share

(Title of Class of Securities)

none

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. none
1.	Names of Reporting Persons Sequoia Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 1,073,895 shares of Common Stock (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 1,073,895 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,895 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.5% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by Sequoia Holdings, LLC (“Sequoia”) and Jeffrey S. Skoll (“Skoll” and, with Sequoia, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Sequoia. Skoll is the indirect sole member of Sequoia and has sole voting and investment authority over the shares held by Sequoia.

(3)	This calculation is based on 8,615,541 shares of Common Stock outstanding as of March 28, 2023 as reported by the Issuer to the Reporting Persons on March 29, 2023.

CUSIP No. none
1.	Names of Reporting Persons Jeffrey S. Skoll
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 1,073,895 shares of Common Stock (2)
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 1,073,895 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,895 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.5% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Sequoia. Skoll is the indirect sole member of Sequoia and has sole voting and investment authority over the shares held by Sequoia.

(3)	This calculation is based on 8,615,541 shares of Common Stock outstanding as of March 28, 2023 as reported by the Issuer to the Reporting Persons on March 29, 2023.

Item 1.

	(a)	Name of Issuer Lafayette Square USA, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 175 SW 7th St, Unit 1911 Miami, FL 33130-2992

Item 2.

	(a)	Name of Person Filing Sequoia Holdings, LLC (“Sequoia”) Jeffrey S. Skoll (“Skoll”)
	(b)	Address of Principal Business Office or, if none, Residence 250 University Avenue, Suite 300 Palo Alto, CA 94301
	(c)	Citizenship Entities: Sequoia - Delaware Individuals: Skoll - United States of America
	(d)	Title of Class of Securities common stock, par value $0.001 per share (“Common Stock”)
	(e)	CUSIP Number none

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of April 19, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Sequoia (1)	1,073,895	0	1,073,895	0	1,073,895	1,073,895	12.5%
Skoll (1)	0	0	1,073,895	0	1,073,895	1,073,895	12.5%

(1)	These shares are held by Sequoia. Skoll is the indirect sole member of Sequoia and has sole voting and investment authority over the shares held by Sequoia.

(2)	This calculation is based on 8,615,541 shares of Common Stock outstanding as of March 28, 2023 as reported by the Issuer to the Reporting Persons on March 29, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2023

Sequoia Holdings, LLC

By:	/s/ Eric Techel
Name: Eric Techel
Title: Manager

By:	/s/ James G.B. DeMartini, III
Name: James G.B. DeMartini, III
Title: Manager

Jeffrey S. Skoll

By:	/s/ Eric Techel
Name: Eric Techel
Title: Attorney-in-Fact

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement, dated July 5, 2022 (incorporated by reference to the Schedule 13G, filed on July 5, 2022).